Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE OF MATERIAL CHANGE

April 2, 2013

ITEM 3 – NEWS	RELEASE

A news release describing this material change was issued on April 3, 2013 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On April 3, 2013, Theratechnologies Inc. (the “Corporation”) announced the signature of an amended lease agreement with CIG III Technoparc Nominee Inc. (the “Landlord”).

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On April 3, 2013, the Corporation announced the signature of an amended lease agreement with the Landlord.

The signature of the amended lease agreement will result in an 85% reduction (approximately $1,200,000) in annual cash outlays for rent and shortens the remaining term of the lease from 8 years to 5 years. The signature of the amended lease agreement reduces the future minimum payments required under the terms of the lease from $5,308,000 to $474,000 and results in a reversal of the onerous lease provision on the Corporation’s balance sheet in the amount of $3,119,000.

In consideration for the signature of this agreement, the Corporation agreed to pay the Landlord an amount of $1,800,000.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

April 10, 2013.